Exhibit 12.1

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Years Ended
	2000	2001		2002	2003	2004
Pre-tax income (loss) from continuing operations	$74.1	$(563.3	) (1)	$(258.4)	$104.0	$(182.0)

Fixed charges:
Interest expense	13.7	25.2		27.0	30.6	32.4
Interest included in rental payments (2)	4.2	8.3		7.7	9.4	9.6
Total fixed charges	$17.9	$33.5		$34.7	$40.0	$42.0

Pre-tax income (loss) from continuing operations plus fixed charges	$92.0	$(530.1)		$(223.7)	$144.0	$(140.0)

Ratio of earnings to fixed charges	5.1	—	(3)	— (4)	3.6	(—	) (5)

(1)	The pre-tax loss from continuing operations in 2001 reflects a restatement as disclosed in the Company’s Form 10K/A filed February 22, 2005.

(2)	Represents appropriate portion (1/3) of rentals.

(3)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $563.6 million to achieve a coverage of 1:1.

(4)	Due to the Company’s loss in 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $258.4 million to achieve a coverage of 1:1.

(5)	Due to the Company’s loss in 2004, the ratio coverage was less than 1:1. The Company must generate additional earnings of $182.0 million to achieve a coverage of 1:1.